02 JUL -3 AM 10: 38

02042358

SUPPL

MAYER BROWN ROWE & MAW

1675 BROADWAY
NEW YORK, NEW YORK 10019-5820

MAIN TEL (212) 506-2500
MAIN FAX (212) 262-1910
www.mayerbrownrowe.com

REB D. WHEELER
DIRECT TEL (212) 506-2414
DIRECT FAX (212) 849-5914
rwheeler@mayerbrownrowe.com

July 1, 2002

BY UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith are the following materials, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated June 27, 2002.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

Encls (1)

cc: Antje Witte
Schwarz Pharma AG
Philip O. Brandes

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

17081544 02970609

File No. 82-4406

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

June 27 2002

SCHWARZ PHARMA and Ranbaxy Sign a Deal to Develop New Drug to Treat Benign Prostate Hyperplasia

SCHWARZ PHARMA AG, Germany and Ranbaxy Laboratories Limited, India today announced the licensing deal of Ranbaxy's New Chemical Entity RBx-2258 for the treatment of Benign Prostate Hyperplasia (BPH) to SCHWARZ PHARMA. SCHWARZ PHARMA obtains the exclusive rights to develop, market and distribute the product in USA, Japan & Europe while Ranbaxy retains rights to all other markets.

Given successful development, SCHWARZ PHARMA will pay to Ranbaxy a total of US$ 42.0m over the next five to six years, including an upfront payment of US$ 6.3m, followed by royalties on commercialization. The agreement also provides for Ranbaxy to manufacture and supply finished formulations of the product to SCHWARZ PHARMA. The deal has to be approved by Reserve Bank of India.
In India the compound RBx-2258 is currently in clinical phase II trials. SCHWARZ PHARMA is taking over now clinical development in the U.S., Europe and Japan. This includes further clinical phase I studies.

The compound (SCHWARZ PHARMA code: SPM969) is an uro-selective alpha-blocker which has patent protection until 2018. This alpha-1-adrenoceptor antagonist belongs to the latest generation of alpha-blockers for the treatment of BPH. The aim is to develop an once-a-day formulation with rapid relief of symptoms, especially an improved efficacy on LUTS (Lower Urinary Tract Symptoms; e.g. decrease in micturition frequency at night), a low incidence of side effects and good compliance and patient acceptance.

"With the new compound we are strengthening our urology pipeline", commented Prof. Iris Löw-Friedrich, MD, Member of the Executive Board SCHWARZ PHARMA AG. "It seems to be a highly uroselective alpha-1-adrenoceptor antagonist with a well known and established mechanism of action. The new drug will offer fast and effective treatment of BPH for the patient."

"We welcome the opportunity to develop a new compound to treat BPH and to collaborate with Ranbaxy, which has an established reputation for its high standards of ethics and quality," said Patrick Schwarz-Schütte, Chief Executive Officer SCHWARZ PHARMA AG. "Our advanced pipeline of five projects in phase II and III in neurology and urology is now rounded up by a promising project."

Commenting on the occasion, Mr. D.S. Brar, CEO and Managing Director, Ranbaxy Laboratories Limited said " It is a momentous occasion for Ranbaxy and a major milestone in our evolution as a research based International Pharmaceutical Company. We are very pleased to have Schwarz Pharma as our partner for the development and commercialization of RBx-2258 given their international presence and commitment to the area of urology."

The worldwide BPH market in 2001 amounted to US$ 2.2bn. In the U.S., Europe and Japan, the respective BPH market for SPM969 had a volume of US$ 2.0bn with double digit growth rates. In the respective regions, more than 51 million men, aged over 40, suffer from BPH. Due to aging the patient population will grow by 1.5% annually in average.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on Central Nervous System, Urology and Cardiovascular diseases. In 2001 the company achieved global sales of € 768 million, thereof 70% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's, epilepsy, neuropathic pain and incontinence. The company has a strong international presence with affiliates in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

Ranbaxy Laboratories Limited, India's largest pharmaceutical company, manufactures and markets branded generic pharmaceuticals and Active Pharmaceutical Ingredients (APIs). Ranbaxy's continued focus on R&D has resulted in several approvals in developed markets and significant progress in New Drug Discovery Research. Ranbaxy's foray into Novel Drug Delivery Systems (NDDS) has led to several proprietary know-how "platform technologies" resulting in many products under developmental/commercial stages. The company is selling its products in over 100 countries and has an expanding international portfolio of affiliates, joint ventures and alliances, ground operations in 25 countries and manufacturing operations in 7 countries.

For more information please see our web site: www.ranbaxy.com
Corporate Communications Paresh Choudhry, T:+91-11-6002075'

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of Schwarz Pharma AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, changes in regulation affecting Schwarz Pharma AG, exchange rate fluctuations and hiring and retention of its employees.